PALMER SQUARE OPPORTUNISTIC INCOME FUND
2000 Shawnee Mission Parkway, Suite 300
Mission Woods, Kansas 66205

VIA EDGAR

October 9, 2017

Mr. Kenneth Ellington
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Re:	Palmer Square Opportunistic Income Fund -Shareholder Reports

This letter summarizes the comments provided by the staff of the Securities and Exchange Commission (the “Commission”) by telephone on August 24, 2017, regarding Sarbanes Oxley Act review of shareholder reports on Form N-CSR for the Palmer Square Opportunistic Income Fund (811-22969) (the “Fund”). Responses to all the comments are included below:

1.
Please provide cost basis information and an assessment of the difference between using the effective interest and the cash basis method for the accounting of income from CLO equities during the Fund’s fiscal year ended July 31, 2016.

Response: The Fund has determined the difference between the effective interest method and the method utilized by the Fund was $256,955 for the fiscal year ended July 31, 2016. The difference represents a reclassification between investment income and unrealized gains (i.e., cost basis adjustment) and has no effect on the net asset value per share. The Fund is recognizing interest income on CLO equity investments using the effective interest method in accordance with ASC 325-40 for the fiscal year ended July 31, 2017 and going forward.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned. Thank you.

Sincerely,

/s/RITA DAM
Rita Dam
Assistant Treasurer